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05009032

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gadehold Limited

*CURRENT ADDRESS



PROCESSED JUN 16 2005 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5238   FISCAL YEAR 2-28-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 6/16/05

TRADEHOLD

Annual Report 2005



Contents

Positioning *Although an investment holding company incorporated in South Africa, Tradehold owns no material assets in this country. Its principal business at present is an indirect holding of 54% in UK-based Brown & Jackson plc, which is listed on the London Stock Exchange. Brown & Jackson's principal activity is general retailing conducted through a network of 319 outlets in the United Kingdom and Northern Ireland providing its target market with a variety of good quality product ranges at affordable and competitive prices. Brown & Jackson's vision is to be a unique added-value variety retailer that will be a destination store for the whole family.*


SEC MAIL PROCESSING
RECEIVED
JUN 1 4 2005
WASH. D.C.
209
SECTION

Chairman's statement & review of operations

THE PAST FINANCIAL YEAR was significant in the history of Tradehold, which in the 12 months to 28 February 2005 returned to profitability after three years of operating losses. During that time its retail and property interests in the United Kingdom were extensively restructured. Its investments are now focused on the listed UK retailing group Brown & Jackson plc, in which it holds a controlling 54% interest, and in Tradegro UK, which owns a property portfolio of primarily retail buildings.

Because of the size of its investment in Brown & Jackson, Tradehold's fortunes are closely related to those of this subsidiary. We are therefore pleased that the latter has returned to profitability within the second year of a five-year programme that is transforming it into a completely different and revitalised business.

Tradehold's return to profitability, already signalled halfway through the 2004 financial year, was delayed by operational problems – all related to its restructuring – which Brown & Jackson experienced during that year's Christmas trading season. However, in the 2005 financial year that company posted much improved results enabling Tradehold to report a profit for the 12-month reporting period as well. The reasons for Brown & Jackson's improved performance are discussed in greater detail in the Operating review.

Financial results

In the year to 28 February 2005 Tradehold, which reports its results in pound sterling as all its subsidiaries trade in that currency, produced turnover of £276,1 million. This compares with £313,4 million the previous year. However, in the 2004 financial period Tradehold also shed certain retail interests in the UK and Poland, and of the £313,4 million, £33,1 million was ascribed to discontinued operations, leaving a balance of £280,3 million from continued operations. The marginally lower turnover in 2005 resulted mainly from the closure of 15 unprofitable stores and the disruption to trading caused by the conversion of 78 others to the new ...instore brand.

Christo Wiese, chairman



On this turnover the group generated an operating profit of £14,9 million compared to an operating loss of £8,6 million in 2004. The figure is partially inflated by the differences in accounting standards between South Africa and the United Kingdom. Where in the 2004 financial year the application of AC 133 (Financial instruments: Recognition and measurement) for consolidation purposes resulted in a reduction of £4,3 million in Brown & Jackson's operating profit, it this year increased operating profit by £4,4 million.

The group ended the year with a net profit of £9,2 million as against a net loss of £7,4 million in 2004. Earnings per share before exceptional items were 2,4 pence (2004: a loss of 1,5 pence) and headline earnings 1,3 pence per share (2004: a loss of 2,0 pence per share). In the light of the need to conserve funds in the business for the continued restructuring of Brown & Jackson, the directors did not recommend paying a dividend.

The group's balance sheet continues to be strong. Non-current assets improved markedly from £52,5 million to £69,5 million while inventories were £2,6 million lower. Total assets increased to £148,8 million (2004: £141,5 million) and the group ended the reporting period with £29,2 million in cash and cash equivalents (2004: £34,0 million).

Operating review

Brown & Jackson plc

As indicated earlier, Brown & Jackson returned to profitability during the year, posting an operating profit of £7,5 million (2004: an operating loss of £0,4 million) for a reporting period that covered 52 weeks as against 53 weeks in 2004. Overall, sales showed a marginal drop, but like-for-like sales increased 2,5% as against nil growth the previous year. The company entered the Christmas trading period with high carry-over stocks from the previous year. At the end of the period total stocks were lower than the previous year and seasonal stock significantly lower. These reductions were achieved without sacrificing margins. In fact, margins improved for the period as a whole due to better cost control within stores and strict management of operating expenses, and Brown & Jackson ended the year with positive cash flow from operations, a strong balance sheet and no debt.

The reporting period represented the second year of major change within the business aimed at turning Brown & Jackson into a formidable competitor in the variety discount sector. Its main brand is still Poundstretcher. However, in the previous financial year Brown & Jackson piloted a new brand, ...instore, offering an improved shopping environment but at prices normally associated with the value end of the retail market.

The concept proved so successful that during the period under review 78 Poundstretcher shops were converted to





The year ended with a net profit of £9,2 million as against a net loss of £7,4 million in 2004. Earnings per share before exceptional items were 2,4 pence and headline earnings 1,3 pence per share.













The Board is cautiously optimistic about the outlook for the 2006 financial year and believes the foundations are now in place for sustainable future growth.













Chairman's statement & review of operations continued

...instore and, as the number of conversions increased, so did the consumer recognition and approval of the brand and what it represents. A further 50 conversions are being planned for the new financial year as well as 10 new stores. At the end of the reporting period Brown & Jackson operated a total of 319 Poundstretcher and ...instore outlets throughout the UK and Northern Ireland having closed 15 unprofitable stores during the year at no cost to the company. The 87 ...instore outlets generated 35% of total sales.

To support the changeover to the new brand and capitalise on positive consumer response, shareholders will be asked at the forthcoming annual general meeting to vote on a resolution changing the name of the company from Brown & Jackson plc to Instore plc.

During the period under review Brown & Jackson's combined new head office and distribution centre at Huddersfield was completed on time and within budget. The new facility, which replaced four outdated distribution centres that were closed and disposed of, became fully operational in March this year and is expected to play a pivotal role in the company's turnaround programme. The additional capacity offered by the new centre's sophisticated systems enables management to add new stores to the existing estate, introduce new ranges and further trim operating costs. Stocks in stores can now also be replenished faster and across a much wider range of products than in the past.

Tradegro UK

The assets of Tradegro UK, a wholly-owned subsidiary, consist of a portfolio of mainly retail properties which were let predominantly to the retail chain Your More Store (YMS) before the latter was placed under administration in September 2004. This necessitated an extensive restructuring of the portfolio, with a number of ex-YMS sites sold and new properties to the value of more than £8 million acquired. The 12 properties sold generated a profit of £1,2 million while the buildings acquired produce an average yield in excess of 10%.

As the primary function of the group's property portfolio is to support its core retail activity, management works closely with Brown & Jackson, especially in sourcing and acquiring properties that can accommodate new ...instore outlets. It is management's intention to grow the property portfolio strongly in the new financial year.

The Board

The Board of four directors remained unchanged during the reporting period.

Prospects

The Board believes the foundations are now in place for sustainable future growth. Brown & Jackson is entering the third year of its five-year turnaround programme and is already delivering a much improved trading and financial performance within a clear strategic framework. The roll-out of the successful ...instore is continuing apace, and this brand will increasingly become the face of the business as more and more stores are converted to this format. In maximising the benefits of the high consumer support for the new brand the new distribution centre will play a crucial role through its quick and efficient replenishment of stores. We are thus cautiously optimistic about the outlook for the 2006 financial year.

Acknowledgments

I don't believe any business ever experiences an "easy" year. There are just too many challenges in the business environment and too much competition, especially in the retail industry. At Brown & Jackson in particular we are faced with all the demands of transforming a business while simultaneously increasing its profitability. This requires much of management and staff at all levels. However, top management has succeeded in surrounding itself with people of exceptional ability who are producing excellent results. To every one of them I want to express, on behalf of myself and my fellow directors, our sincere appreciation and thanks.



C H Wiese
Chairman

28 April 2005

Corporate governance

TRADEHOLD IS AN investment holding company. It has no operating assets in South Africa and its principal business consists of an indirect interest of 54% in the London-listed UK based Brown & Jackson plc ("B&J"). Tradehold is committed to the highest standards of corporate governance and it is therefore considered to be appropriate to report on the compliance by B&J with The Combined Code ("the Code") issued by the Committee on Corporate Governance in the UK and appended to the Listing Rules of the London Stock Exchange.

The B&J statement on corporate governance

Relevant extracts from the B&J corporate governance statement are set out below.

Directors

The board of directors currently comprises a non-executive chairman, seven non-executive directors and two executive directors. The division of responsibilities between the chairman and the chief executive is set out in writing and has been agreed by the Board.

Of the non-executive directors, Dr C H Wiese and Mr C Moore are also executive directors of Tradehold Limited, the company's ultimate parent company, and hence are not regarded as independent under the provisions of the 2003 Code. Mr J Gnodde is similarly not regarded as independent, being a director of a major shareholder in the company's ultimate parent company. Mr S A Silcock, Mr J Richards and Sir Geoffrey Mulcahy (who was appointed as deputy chairman on 23 February 2005) are considered by the Board to be independent of management and any relationship, business or otherwise, which could materially interfere with the exercising of independent judgement. Messrs J B H Jackson and E R C Chovil were not deemed to be independent under the provisions of the 2003 Code throughout the period under review, Mr Jackson having been appointed to the Board in April 1992 and therefore having served for more than nine years, and Mr Chovil having been a partner of the company's auditors until 31 December 2001 and therefore not independent under the 2003 Code until 1 January 2005. However, the Board believes that both Mr Jackson and Mr Chovil are both independent in character and judgment and free of any relationships or circumstances likely to affect such independence. Although the Board did not include at least two non-executive directors who were independent throughout the period under review under the terms of the 2003 Code, this position has now been remedied by the appointment of three new non-executive directors in February 2005.

Mr Jackson acted as the senior independent non-executive director throughout the year to 23 February 2005; upon his joining the Board on 23 February, Sir Geoffrey Mulcahy was appointed as senior independent non-executive director. The senior independent non-executive director is available to shareholders should they have concerns which contact through the normal channels of chairman, chief executive or finance director has failed to resolve or for which such contact is inappropriate.

The Board ordinarily meets five times per calendar year, with additional meetings held as required. It has agreed a schedule of matters specifically reserved for its decision, which ensures it takes all major strategy, policy and investment decisions affecting the company, and includes matters under the categories of financial reporting, internal control and governance. At each meeting the Board receives detailed management accounts and executive reports setting out current trading and major business issues, and annually approves a budget for the following financial year. Papers are circulated to all directors in the week before a board meeting, allowing sufficient time for their review and enabling meetings to be constructive and effective. Executive directors meet with senior managers formally on a regular basis.

All directors have access to the advice and services of the company secretary, who is responsible for ensuring Board procedures are complied with. Both the appointment and the removal of the company secretary are matters specifically reserved for the Board as a whole. The Board has established a procedure whereby any director, wishing to do so in furtherance of his duties, may take independent professional advice at the company's expense.

The company maintains an appropriate level of directors' and officers' insurance in respect of legal action against its directors. However, this insurance does not cover any possible dishonest or fraudulent action undertaken by them.

All directors are subject to the retirement and re-election provisions of the Articles, which require one-third of the Board to retire and, if they so wish, offer themselves for re-election at each annual general meeting. In addition, the directors are obliged to retire and offer themselves for election at the first annual general meeting following their appointment.

Corporate governance continued

Board committees

The Board has established three committees, the Audit Committee, the Remuneration Committee and the Nomination Committee. Each committee has terms of reference agreed by that committee and by the Board, all of which were updated during the year to reflect the requirements of the 2003 Code and all of which have subsequently been published on the corporate website www.brownandjackson.co.uk. Regular reports of the committees' business and activities are provided to the Board. The composition of all these committees will be reviewed following the annual general meeting.

Remuneration Committee

The Remuneration Committee consists of three non-executive directors, Dr C H Wiese (committee chairman), Mr J B H Jackson and Mr E R C Chovil. No members of the committee are considered independent under the provisions of the 2003 Code and therefore the committee does not consist wholly of independent non-executive directors as required by the 2003 Code. However, the Board considers its composition appropriate and in particular that Dr Wiese should serve on the committee as a representative of the major shareholder.

Nomination Committee

The Nomination Committee consists of three non-executive directors, Dr C H Wiese (committee chairman), Mr J B H Jackson and Mr E R C Chovil. The majority of members of the committee are, therefore, not independent as required by the 2003 Code.

The principal duties of the Nomination Committee are to regularly review the size, structure and composition of the Board and its balance of skills, knowledge and experience, making recommendations to the Board of any adjustments that it considers necessary; and to ensure succession plans are in existence for directors.

During the period under review, four appointments were made to the Board. The appointment of Mr G J Brown was made following the committee's recommendation to the Board. The appointment of the three non-executive directors, Sir Geoffrey Mulcahy, Mr J Richards and Mr J Gnodde, were considered by the Board as a whole. Their appointment followed discussions between committee members and the chief executive regarding the required profile of potential appointees, suitable candidates having been sourced using a specialist recruitment consultancy.

New directors are offered training and advice tailored to their needs upon appointment to the Board and all directors have continuing access to such support when it is required.

The Audit Committee

The Audit Committee consists of three non-executive directors, Mr C Moore (committee chairman), Mr E R C Chovil and Mr S A Silcock. Mr Moore and Mr Chovil are not considered independent under the provisions of the 2003 Code and therefore the committee does not consist wholly of independent non-executive directors as required by the 2003 Code. However, the Board considers it appropriate, given their current and relevant financial experience, that Mr Moore and Mr Chovil serve on the committee. The committee's meetings are attended by invitation, by the chief executive, group finance director, senior financial management and the external auditors, as appropriate.

The principal responsibilities of the committee are to:

- Monitor the integrity of all financial statements and formal announcements relating to the financial performance of the company
- Review the company's internal financial control and risk management systems
- Consider on an annual basis the necessity for the company to have an internal audit function and make recommendations to the Board as appropriate
- Consider and make recommendations to the Board concerning the appointment, reappointment and removal of the external auditors and to approve their remuneration and terms of engagement
- Review the external auditors' independence, objectivity and effectiveness
- Develop and implement a policy on the supply of non-audit services by the external auditor, and
- Review arrangements by which employees may, in confidence, raise concerns about possible wrongdoing in financial reporting and other matters.

During the period from the start of the financial year to the date of this report, the business considered and discussed by the committee has included:

- The review of the financial disclosures included in the annual and interim reports to shareholders, together with the associated preliminary and interim announcements
- Proposals from the external auditors regarding their independent review of reporting standards,

the company's financial statements and their audit programme
- The need for an internal audit function, concluding that such a function was not appropriate given the size of the company
- On-going monitoring of the nature of any non-audit services provided by the external auditors and their associated fees relative to the audit fees
- A review of the external auditors' objectivity, independence and effectiveness, resulting in a recommendation to the Board for their reappointment
- A review of the appropriateness of existing "whistle-blowing" arrangements whereby employees may, in confidence, raise concerns about possible wrongdoing in financial reporting and other matters, concluding that proportionate arrangements were in place allowing for independent investigation of any such concerns raised
- On-going review of internal controls, accounting policies and practices and risk management procedures, and
- The transition to International Financial Reporting Standards.

During the period under review the directors attended the following meetings:

	Board	Audit	Remu-neration	Nomi-nation	AGM
	5	4	2	1	1
Dr C H Wiese	5	—	2	1	1
Mr G J Brown	5	—	—	—	1
Mr E R C Chovil	4	4	2	1	1
Mr J B H Jackson	3	—	2	1	1
Mr A Monro	5	—	—	—	1
Mr C Moore	5	4	—	—	1
Mr S A Silcock	5	4	—	—	1

Mr J Gnodde, Sir Geoffrey Mulcahy and Mr J Richards were appointed to the Board on 23 February 2005 and no meetings were held following their appointment. Mr Roelofse resigned on 21 April 2004 and attended one board meeting during the period.

Internal control

The Board has overall responsibility for the company's system of internal controls and for reviewing its effectiveness. Internal controls are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide only reasonable, and not absolute, assurances against material misstatement or loss.

The effectiveness of the system of internal controls is reviewed annually by the Board, including financial, operational, compliance and risk management controls, with all significant findings or identified risks considered in detail and appropriate action taken.

The Board has reviewed the effectiveness of the internal control procedures, with all significant findings or identified risks considered in detail and appropriate action taken. Throughout the review period ended 26 February 2005 and up to the date of this report, the internal control systems comply with the Turnbull Guidance for Directors, as required by the Code.

The principal elements of the system of internal controls include:
- A comprehensive annual budgeting system, integrating both financial and operational budgets with formal identification and assessment of business and financial risks inherent in each operating area. These budgets are subject to approval by the Board
- Regular consideration by the Board of actual results compared with budgets and forecasts, preparation of revised forecasts on a regular basis, and monitoring of capital expenditure programmes
- Confirmation to the Board of any changes in business, operational, compliance or financial risk by management in each operating area
- Clearly defined authorisation procedures for capital and other areas of expenditure, established by the Board
- A formal schedule of matters specifically reserved to the Board for decisions, and
- Authority levels delegated to subsidiary boards.

Tradehold board of directors

The Tradehold board of directors at year-end consisted of four directors, two of whom were executive and one being an independent non-executive director. The chairman of the Board is an executive director. Due to its small number of directors, the Board as a whole fulfils the function of an audit committee and there are no other board sub-committees. The Board meets at least twice a year and more often when required.

Corporate governance continued

The Board met two times during the year and the attendance of the directors is shown below:

Mr G Bernard	2
Mr C Moore	2
Mr C Stassen	1
Dr C H Wiese	1

The policy of the group is to compensate employees on a basis comparable with similar organisations, taking into consideration that performance is an important factor in determining the remuneration of executive directors and senior management. Non-executive directors' fees are based on their relative contributions to the activities of the board. Details of the remuneration and participation of directors in share incentive schemes appears elsewhere in the annual report.

Integrity and ethics

Group companies endeavour at all times to maintain the highest standard of integrity in dealing with their clients, staff, authorities, shareholders, suppliers and the investor community and, in doing so, to ensure the largest measure of credibility, trust and stability. Structures and procedures are in place for the reporting of unethical behaviour. The managing director of each group company is responsible for ethical behaviour within the organisation.

The Board is of the opinion that a high level of standards is being maintained by the group. The Board is not aware of any serious matters of unethical behaviour during the year ended 28 February 2005.

Accounting and auditing

Non-audit services rendered by the group's external auditors amounted to £24 700, of which £14 700 was in respect of taxation compliance and advisory fees. The Board is satisfied that the provision of these non-audit services did not compromise the auditor's independence.

Statement of responsibility by the board of directors

The directors are responsible for the preparation, integrity, and fair presentation of the financial statements of Tradehold Limited and its subsidiaries. The financial statements presented on pages 15 to 38 have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP), and include amounts based on judgments and estimates made by management.

In preparing the financial statements the directors believe they used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that all Statements of GAAP that they consider to be applicable have been followed. The directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the year and the financial position of the group at year-end.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.

Tradehold Limited and its subsidiaries operated in a well-established control environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled.

The going-concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group or any company within the group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the company and the group.

The group's external auditors, PricewaterhouseCoopers Incorporated, audited the financial statements and their report is presented on page 14.

Shareholders' profile

	Number of holders	Percentage of share-holders	Number of shares held	Percentage holding
Distribution of shareholders				
Non-public shareholders				
Directors	7		104 339 680	
Participants to share incentive trusts (excluding directors)	3		903 304	
SIS Segaintersettle AG	1		111 828 639	
	11	1,1	217 071 623	62,5
Public shareholders	1 003	98,9	130 258 818	37,5
Total	1 014	100,0	347 330 441	100,0

	Number of shares held	Percentage holding
Major shareholders		
SIS Segaintersettle AG	111 828 639	32,2
Titan Nominees (Pty) Ltd	82 861 228	23,9
South African Private Equity Trust III	49 769 692	14,3
Old Mutual	26 913 714	7,7

Directors' interest

At 28 February 2005 the interest of directors in the issued shares in the company were as follows:

	Direct beneficial	Indirect non-beneficial	Total 2005	Total 2004
G Bernard	—	—	—	—
C Moore	—	905 126	**905 126**	905 126
C Stassen	—	1 021 376	**1 021 376**	1 021 376
C H Wiese	1 495 754	100 917 424	**102 413 178**	100 741 011
	1 495 754	102 843 926	**104 339 680**	102 667 513

Stock exchange transactions

	28 February 2005 (12 months)	29 February 2004 (12 months)	28 February 2003 (8 months)	30 June 2002 (12 months)	30 June 2001 (8 months)
Number of shares traded ('000)	**60 693**	37 287	38 203	60 259	51 499
Value of shares traded (R'000)	**179 030**	119 430	103 734	152 317	297 869
Volume of shares traded as % of total issued shares	**17,5**	10,7	16,5**	21,6*	69,6**
Market capitalisation (R'000)	**989 892**	972 525	837 066	903 059	277 420
Share prices for the period (cents)					
Lowest	**210**	190	240	195	210
Average	**295**	320	272	253	578
Highest	**350**	475	325	330	720
Closing	**285**	280	241	260	250

* Based on weighted average number of shares in issue

** Annualised

Notice to shareholders

NOTICE IS HEREBY given that the annual general meeting of the shareholders of Tradehold Limited will be held in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria, at 09:30 on 5 August 2005 for the purpose of passing the following resolutions, with or without modification:

Ordinary resolution number 1

That the annual financial statements for the year ended 28 February 2005 including the auditors' report be adopted.

Ordinary resolution number 2

That the directors' remuneration of €75 000 be confirmed.

Ordinary resolution number 3

That Mr C Stassen who retires as a director in terms of the articles of association of the company, but being eligible, offers himself for re-election, be re-appointed. Mr Stassen is 54 years old and has the qualification B Com, CA (SA). Mr Stassen has many years of experience in the retail trade, amongst others serving as managing director of Ackermans Ltd and Pepkor Ltd, in South Africa, as well as Brown & Jackson plc and Your More Store Ltd in the United Kingdom.

Ordinary resolution number 4

That Dr C H Wiese who retires as a director in terms of the articles of association of the company, but being eligible, offers himself for re-election, be re-appointed. Dr Wiese is 63 years old and has the qualification BA LL B, D Com (HC). Dr Wiese is the chairman of Tradehold Ltd, Pepkor Holdings Ltd and Shoprite Holdings Ltd in South Africa and Brown & Jackson plc in the United Kingdom.

Ordinary resolution number 5

That, subject to the provisions of the Companies Act, 1973, as amended, and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the directors are hereby authorised to allot and issue at their discretion all the remaining authorised but unissued ordinary shares of 0,1 cent each in the share capital of the company for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the schemes governed by the rules of the Tradehold Share Incentive Trust.

Ordinary resolution number 6

That, subject to the passing of ordinary resolution no 4 and in accordance with the Listings Requirements of the JSE, the directors are hereby authorised to issue ordinary shares of 0,1 cent each for cash, as and when suitable situations arise, subject to the following conditions:

- That this authority is valid until the company's next annual general meeting, provided it shall not extend beyond 15 months from the date that this authority is given;
- That a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5% or more of the number of ordinary shares in issue prior to the issue in question;
- That issues in the aggregate in any one financial year may not exceed 15% of the company's issued share capital of a specific class of share already in issue;
- That in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price as determined over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors, and
- That any such issue will only be made to public shareholders as defined by the Listings Requirements of the JSE and not to related parties.

In terms of the Listings Requirements of the JSE, the approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.

Special resolution

"Resolved, as a special resolution, that the mandate given to the company (or one of its wholly-owned subsidiaries) providing authorisation, by way of a general approval, to acquire the company's own securities, upon such terms and conditions and in such amounts as the directors may from time to time decide, but subject to the provisions of the Companies Act, 1973, as amended, ("the Act") and the Listings Requirements of the JSE, be extended, subject to the following terms and conditions:

- Any repurchase of securities must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter-party;
- This general authority be valid until the company's next annual general meeting, provided that it shall not extend beyond 15 months from date of passing of this special resolution;
- An announcement be published as soon as the company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter, containing full details of such repurchases;
- Repurchases by the company in aggregate in any one financial year may not exceed 20% of the company's issued share capital as at the date of passing of this special resolution or 10% of the company's issued share capital in the case of an acquisition of shares in the company by a subsidiary of the company;
- Repurchases may not be made at a price greater than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction was agreed;

- Repurchases may not be undertaken by the company or one of its wholly-owned subsidiaries during a prohibited period and may also not be undertaken if they will impact negatively on shareholder spread, as required by the JSE;
- At any point in time, the company may only appoint one agent to effect any repurchase;
- The company may not enter the market to proceed with the repurchase of its ordinary shares until the company's sponsor has confirmed the adequacy of the company's working capital for the purpose of undertaking a repurchase of shares in writing to the JSE.

The directors intend either to hold the shares purchased in terms of this authority as treasury shares or to cancel such shares whichever may be appropriate at the time of the repurchase of shares.

The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and for a period of 12 months after the date of this notice of annual general meeting:

- The company and the group will be able, in the ordinary course of business, to pay its debts as they become due;
- The assets of the company and the group will be in excess of the liabilities of the company and the group, the assets and liabilities being recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements;
- The working capital of the company and the group will be adequate for ordinary business purposes, and
- The share capital and reserves are adequate for the ordinary business purposes of the company and the group.

The effect of the special resolution and the reason therefor is to extend the general authority given to the directors in terms of the Act and the Listings Requirements of the JSE for the acquisition by the company (or one of its wholly-owned subsidiaries) of its own securities, which authority shall be used at the directors' discretion during the course of the period so authorised.

In terms of the Listings Requirements of the JSE, the following disclosures are required with reference to the general authority to repurchase the company's shares set out in the special resolution above, some of which are set out elsewhere in the annual report of which this notice forms part ("this annual report"):

Directors and management – refer page 13;
Major shareholders of the company – refer page 9;
Directors' interests in the company's securities – refer page 9;
Share capital – refer page 25.

Litigation statement

Other than disclosed or accounted for in this annual report, the directors of the company, whose names are given on page 13 of this annual report, are not aware of any legal or arbitration proceedings, pending or threatened against the group, which may have or have had, in the 12 months preceding the date of this notice, a material effect on the group's financial position.

Directors' responsibility statement

The directors, whose names are given on page 13 of this annual report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the above special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the above special resolution contains all information required.

Material change

Other than the facts and developments reported on in this annual report, there have been no material changes in the affairs, financial or trading position of the group since the signature date of this annual report and the posting date hereof.

Proxies

All registered shareholders of the company will be entitled to attend and vote in person or by proxy at the general meeting. A form of proxy is attached for completion by certificated shareholders and dematerialised shareholders with own name registration who are unable to attend in person. Forms of proxy must be completed and received by the company secretary by no later than 09:30 on 3 August 2005. Certificated shareholders and dematerialised shareholders with own name registration who complete and lodge forms of proxy, will nevertheless be entitled to attend and vote in person at the general meeting, should they subsequently decide to do so. Dematerialised shareholders, other than own name registration, must inform their CSDP or broker of their intention to attend the general meeting and obtain the necessary authorisation from the CSDP or broker to attend the general meeting, or provide their CSDP or broker with their voting instructions, should they not be able to attend the general meeting in person. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

By order of the Board



J F Pienaar
Secretary

27 May 2005

36 Stellenberg Road, Parow Industria, 7493

Shareholders' information

Enquiries

Enquiries relating to shareholdings in the company such as the loss of share certificates, dividend payments, or to notify change of address and/or bank account details, please write to the registrars: Computershare Ltd, P O Box 1053, Johannesburg, 2000. If you have received more than one copy of this annual report, there may be more than one account in your name on the company's register of members. If you would like to amalgamate your holdings, write to the registrars, detailing the accounts concerned and instructions on how they should be amalgamated.

Additional copies of annual financial statements

Additional copies of the report are obtainable from:
South Africa: The Company Secretary, Tradehold Ltd, 36 Stellenberg Road, Parow Industria, 7493, telephone number: 021 933 5137.
United States of America: The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, telephone number: (212) 815 2207.
United Kingdom: The Company Secretary, Tradegro (UK) Ltd, 64 Wellington Street, Leeds, LS1 2EE, telephone number: (0870) 850 8001.
Europe: Tradehold Ltd, 123, av. de la Faïencerie, L-1511, Luxemburg, telephone number: +352 26 26 20 22.

ADR programme for American investors

Ordinary shares in Tradehold Ltd are traded in the United States of America in the form of American Depository Shares (ADSs) and evidenced by American Depository Receipts (ADRs). Each ADS represents ten ordinary shares. The US sponsored depository bank for the company is The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286.

Share transactions totally electronic ("STRATE")

In July 2001 the company has transferred its share capital to the electronic settlement and custody system, STRATE, designed to achieve contractual, rolling and irrevocable settlement. Shareholders who have not lodged their share certificates with a Central Securities Depositary Participant ("CSDP") or qualifying broker of their choice, are encouraged to do so. Currently all trade in the company's shares take place electronically, resulting in shareholders not being able to sell their Tradehold shares unless they exist in electronic form in the STRATE environment. Any questions with regard to the transfer to STRATE may be directed to the company secretary at telephone number 021 933 5137 or the registrars, Computershare Ltd, at telephone number 011 370 5000.

Dividends

No dividend was declared in respect of this reporting period.

Payment of dividend directly into shareholders' bank accounts

Shareholders who do not currently have their dividend paid directly into a bank account and who wish to do so should complete a mandate instruction obtainable from the company's registrars at the above address.

Secretarial certification

In accordance with Section 268G(d) of the Companies Act of South Africa ("the Act"), it is hereby certified that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that such returns are true, correct and up to date.



J F Pienaar
Secretary

28 April 2005

Directorate

C H Wiese (63)#
BA LL B, D Com (HC)
Chairman

G Bernard (68)*
Dipl HEC (Paris), Dipl Expert comtable

J A Gnodde (40)†
B Com

C Moore (55)#
B Com, CA (SA)

C Stassen (54)*
B Com, CA (SA)

Executive
* *Non-executive*
† *Alternate*

Administration

Company secretary
J F Pienaar
PO Box 6100
Parow East 7501

Sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Ltd

Registrars
Computershare Limited
PO Box 1053
Johannesburg 2000
Telephone: +27 11 370 5000
Facsimile: +27 11 370 5487

Auditors
PricewaterhouseCoopers Inc.

Registered office/number
Tradehold Limited
Registration number 1970/009054/06
Incorporated in the Republic of South Africa
36 Stellenberg Road
Parow Industria 7493
PO Box 6100
Parow East 7501
Telephone: +27 21 933 5137
Facsimile: +27 21 933 5075

Business address
123, av. de la Faïencerie, L-1511, Luxemburg
Telephone: +352 26 26 20 22
Facsimile: +352 26 26 20 24

Currency of annual financial statements

The annual financial statements are expressed in both pound sterling and South African rand.
The approximate rand cost of a unit of the following currencies at year-end was:

	2005	2004
Pound sterling	11,16	12,35
USA dollar	5,81	6,67

Annual financial statements

Company annual financial statements

Approval of annual financial statements

The annual financial statements were approved by the board of directors and are signed on its behalf by:





C H Wiese
Chairman

C Moore
Director

28 April 2005

Auditors' report

Report of the independent auditors to the members of Tradehold Limited

We have audited the annual financial statements and group annual financial statements of Tradehold Limited set out on pages 15 to 38 for the year ended 28 February 2005. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 28 February 2005 and the results of their operations, changes in shareholders' funds and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.



PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town

28 April 2005

Directors' report

Tradehold Limited and its subsidiaries

Share capital

Full details of the company's authorised and issued share capital are set out in the notes to the annual financial statements.

Change in accounting policy

To comply with the requirements of AC132: Consolidated financial statements and accounting for investment in subsidiaries, share incentive trusts in the group are now consolidated. The restatement of comparative figures had no impact, in sterling terms, on either headline earnings per share or net asset value per share for the year ended 29 February 2004, whereas the effect in rand terms was that net asset value per share decreased from the previously reported figure of 195,7 cents per share to 194,7 cents per share, with headline earnings per share not being affected.

Business of the group

Tradehold Limited is an investment holding company with investments in operating subsidiaries, and at year-end the company controlled the following investments:

Brown & Jackson plc

Poundstretcher, a variety retailer selling for cash, clothing, footwear, domestic hardware, household textiles, toiletries, confectionery, entertainment products, stationery and toys in the United Kingdom.

...instore, a variety retailer selling for cash, clothing, footwear, domestic hardware, household textiles, toiletries, confectionery, entertainment products, stationery and toys in the United Kingdom.

Tradegro (UK) Ltd

Tradegro (UK) which owns a portfolio of retail properties situated in the United Kingdom.

Tradegro

Tradegro renders certain head office services in the group.

Tradehold Limited's interest in its subsidiaries as well as their individual activities, are set out in the annual financial statements.

Group results

Earnings

After taking into account the interest of minorities, the group reports earnings per share, before exceptional items, of 2,4 pence or 26,6 cents (2004: loss of 1,5 pence or 19,4 cents).

Details of the results of Tradehold Limited and the group are contained in the income statements.

The attributable interest of Tradehold Limited in the taxed profits and losses, after exceptional items, of its sub-

	2005	2004
Total profits	**£13,7 million or R152,1 million**	£3,1 million or R38,2 million
Total losses	**£4,1 million or R45,7 million**	£9,9 million or R124,1 million

Dividends

No dividend was declared in respect of this financial year (2004: nil).

Post-balance sheet event

After year-end, a detailed commercial assessment of stores was undertaken by Brown & Jackson, incorporating not just basic trading performance but, more significantly, their ability to convert to ...instore, their location and demographics. This has led to a further 11 stores being identified for imminent closure.

Based on advice from independent consultants, it is anticipated that an exceptional charge of approximately £2,9 million or R32,4 million will be provided in the financial statements for the year to 28 February 2006, in respect of the costs likely to be incurred.

Directorate

The names of the directors are listed elsewhere in the annual report. On 26 October 2004 Mr J A Gnodde was appointed as an alternate director.

In terms of the articles of association of the company Mr C Stassen and Dr C H Wiese retire as directors of the company at the annual general meeting but, being eligible, offer themselves for re-election.

At 28 February 2005 the directors of Tradehold Limited held a direct interest of 0,4% (2004: 0,4%) and an indirect, non-beneficial interest of 29,6% (2004: 29,1%) of the issued ordinary share capital of the company. Indirect holdings through listed companies have not been included. No material change in the shareholding of directors has occurred between the end of the financial period and the date of this report.

Holding company

The company has no holding company. An analysis of the main shareholders of the company appears on page 9 of this report.

Secretary

The name and address of the secretary appear on page 13 of this report.

Auditors

PricewaterhouseCoopers Inc. will continue in office in accordance with Section 270(2) of the Companies Act in South Africa.

Accounting policies

Tradehold Limited and its subsidiaries for the year ended 28 February

CONSOLIDATED ANNUAL FINANCIAL statements are prepared in accordance with and comply with South African Statements of Generally Accepted Accounting Practice. The consolidated annual financial statements are prepared on the historical cost basis, with the exception of certain fixed assets which are adjusted for revaluations as detailed below, and incorporate the following principal policies which are in all respects consistent with those of the previous financial year, except as set out at 15 below:

1. Consolidated annual financial statements

The consolidated annual financial statements include the accounts of the company and its subsidiaries. Subsidiaries are entities where the group, directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to govern the financial and operating policies. All intergroup balances, transactions and unrealised profits have been eliminated.

Goodwill arising on consolidation represents the excess of the fair value of consideration paid over the fair value of the net assets acquired. Goodwill is capitalised on the balance sheet as an intangible asset and amortised over its expected useful economic life, not exceeding 20 years.

2. Foreign subsidiaries

Assets and liabilities of foreign subsidiaries are converted to rand at the exchange rates ruling at year-end, whereas their income statement and cash flow statement items are converted to rand at weighted average rates of exchange during the financial year. Differences arising on conversion are taken directly to non-distributable reserves. Net debits are, however, written off in the income statement in the year in which they occur.

3. Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, other investments, accounts receivable, foreign exchange contracts, trade and other payables and short-term loans.

Derivatives, in the form of foreign exchange contracts, are classified as held for trading and recognised at their net fair value. The fair value is determined by the exchange rates ruling at year-end.

Other investments are classified as available-for-sale and disclosed at fair value.

Unrealised profits and losses resulting from changes in the fair value of derivatives are accounted for in the income statement in the period in which they arise, whereas changes in the value of other investments are set off directly against reserves. Upon the disposal of available-for-sale investments, the cumulative fair value adjustments are disclosed in the income statement as profit and loss on disposal of investments.

4. Property, plant and equipment

Land and buildings, with the exception of investment property, are regarded as owner-occupied properties and reflected at fair value. Depreciation on buildings is being provided with the purpose of writing off its value over periods not exceeding 50 years from the date of acquisition. No depreciation is provided on land as it is regarded to have an unlimited life-span.

Machinery, equipment and vehicles are depreciated at rates appropriate to the various classes of assets involved, taking into account the estimated useful life of the individual items.

Improvements to leasehold property are carried at cost and written off over the period of the lease.

Assets are depreciated over the following estimated useful lives:

Machinery:	4 to 7 years
Equipment:	7 to 10 years
Vehicles:	4 to 5 years
Buildings:	50 years

5. Investment property

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by group companies, is classified as investment property.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. As an alternative the group uses valuations performed by external valuers, or internal valuations based on rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured readily. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred. Changes in fair values are recorded in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. If a property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of land and buildings. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

6. Leases

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over the shorter of the useful life of the asset concerned or the lease term. The corresponding liability is recorded as a long-term loan and the finance charge is charged to the income statement over the period of the lease so as to produce a constant periodic rate of charge on the remaining balance of the obligation for each accounting period.

Rent free periods, capital contributions or any other inducements to enter into operating lease agreements are released to the income statement over the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Rentals paid under operating leases are charged to the income statement account on a straight-line basis.

7. Deferred taxation

Deferred income tax is provided at prevailing rates on the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the balance sheet.

Provisions for taxes which could arise on the remittance of retained earnings, principally relating to subsidiaries, are only made where there is a current intention to remit such earnings.

The principal temporary differences arise from unrealised profits, depreciation on fixed assets, provisions and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be sufficient to recoup the deferred tax assets.

8. Inventories

Inventories are valued at the lower of cost or net realisable value. Cost is determined by applying the average cost calculated in accordance with the retail method less an adjustment for obsolete and slow moving inventories.

9. Cash and cash equivalents

Actual bank balances are reflected. Outstanding cheques are included in trade and other payables and outstanding deposits in cash and cash equivalents.

10. Share capital

Ordinary shares and non-convertible, non-participating, non-transferable redeemable preference shares are both classified as share capital.

11. Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Closed store provision

Provision is made for the costs of closing a store once the decision to close has become irreversible. Provision is also made for onerous lease commitments and dilapidation payments that have accrued on the closed store. Other holding costs of the store continue to be charged to the income statement as incurred until disposal.

Dilapidation provision

Provision is made for the group's obligations to maintain properties to a standard as required by the various leases.

12. Revenue recognition

Turnover is recognised at the delivery of products and client acceptance, net of value-added tax, after elimination of intergroup sales.

13. Impairment of assets

Non-current assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use.

14. Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest rate method.

15. Change in accounting policy

To comply with the requirements of AC132: Consolidated financial statements and accounting for investment in subsidiaries, share incentive trusts in the group are now consolidated. The effect of the restatement of comparative figures is negligible.

Balance sheet

Tradehold Limited and its subsidiaries at 28 February

	Notes	2005 £'000	2004 £'000	2005 R'000	2004 R'000
ASSETS					
Non-current assets		**69 480**	52 504	**775 471**	648 583
Property, plant and equipment	1	**38 277**	34 654	**427 215**	428 079
Investment properties	2	**15 620**	—	**174 335**	—
Investments	3	**13 681**	12 856	**152 693**	158 808
Deferred taxation	4	**1 902**	4 994	**21 228**	61 696
Current assets		**79 317**	89 023	**885 253**	1 099 692
Inventories	5	**39 734**	42 372	**443 471**	523 421
Accounts receivable	6	**10 375**	12 640	**115 794**	156 138
Cash and cash equivalents		**29 208**	34 011	**325 988**	420 133
Total assets		**148 797**	141 527	**1 660 724**	1 748 275
EQUITY AND LIABILITIES					
Ordinary shareholders' equity		**63 993**	54 747	**714 215**	676 292
Share capital	7	**28**	28	**347**	347
Share premium		**84 776**	84 776	**1 019 498**	1 019 498
Reserves	8	**(20 811)**	(30 057)	**(305 630)**	(343 553)
Preference share capital	9	**12**	12	**144**	144
Minority interest		**23 633**	8 187	**263 772**	101 131
Non-current liabilities		**16 779**	17 547	**187 270**	216 756
Long-term loans	10	**4 300**	—	**47 992**	—
Deferred taxation	4	**487**	—	**5 435**	—
Provisions	11	**11 992**	17 547	**133 843**	216 756
Current liabilities		**44 380**	61 034	**495 323**	753 952
Trade and other payables	12	**43 224**	52 345	**482 417**	646 616
Short-term loans		**1 156**	689	**12 906**	8 512
Bank overdrafts		—	8 000	—	98 824
Total equity and liabilities		**148 797**	141 527	**1 660 724**	1 748 275

Income statement

Tradehold Limited and its subsidiaries for the year ended 28 February

	Notes	2005 £'000	2004 £'000	2005 R'000	2004 R'000
Revenue		**276 094**	313 392	**3 175 209**	3 776 851
Cost of sales		**236 936**	288 449	**2 724 874**	3 476 585
Gross profit		**39 158**	24 943	**450 335**	300 266
Other operating income		**4 915**	3 489	**55 915**	42 175
Distribution costs		**(14 528)**	(14 430)	**(170 878)**	(177 585)
Administrative costs		**(14 635)**	(22 628)	**(171 780)**	(277 271)
Operating profit/(loss)	13	**14 910**	(8 626)	**163 592**	(112 415)
Interest received		**1 992**	1 557	**22 854**	18 869
Profit/(loss) before interest paid		**16 902**	(7 069)	**186 446**	(93 546)
Interest paid		**551**	861	**6 452**	10 407
Profit/(loss) before exceptional items		**16 351**	(7 930)	**179 994**	(103 953)
Exceptional items	14	**656**	(1 960)	**6 966**	(23 950)
Profit/(loss) before taxation		**17 007**	(9 890)	**186 960**	(127 903)
Taxation	15	**3 477**	(976)	**38 286**	(13 981)
Profit/(loss) after taxation		**13 530**	(8 914)	**148 674**	(113 922)
Minority interest	16	**4 330**	(1 480)	**46 728**	(20 781)
Net profit/(loss)		**9 200**	(7 434)	**101 946**	(93 141)
Earnings per share		**pence**	pence	**cents**	cents
– before exceptional items	17.1	**2,4**	(1,5)	**26,6**	(19,4)
– after exceptional items	17.2	**2,6**	(2,1)	**29,4**	(26,8)
– headline earnings	17.3	**1,3**	(2,0)	**13,6**	(24,7)

Cash flow statement

Tradehold Limited and its subsidiaries for the year ended 28 February

	Notes	2005 £'000	2004 £'000	2005 R'000	2004 R'000
Cash flow from operations		9 417	(25 892)	84 242	(376 764)
Operating profit/(loss)		14 910	(8 626)	163 592	(112 415)
Non-cash items	18.1	1 676	4 898	17 531	51 940
Increase in working capital	18.2	(9 773)	(21 150)	(126 818)	(305 739)
Interest received		1 992	1 557	22 854	18 869
Interest paid		(551)	(861)	(6 452)	(10 407)
Taxation paid	18.3	(181)	(1 710)	(2 090)	(19 012)
Exceptional items					
– Relocation expenditure		(1 290)	—	(14 895)	—
– Net recovery of previous write-offs on disposal of subsidiaries		2 634	—	30 520	—
Investment activities	18.4	(21 980)	20 688	(254 642)	292 920
Net cash flow		(12 563)	(5 204)	(170 400)	(83 844)
Financing activities		15 760	(960)	175 079	(12 794)
Proceeds from share issue of subsidiary		10 993	389	122 693	5 123
Interest-bearing debt raised		4 767	—	52 386	—
Interest-bearing debt repaid		—	(1 349)	—	(17 917)
Net movement in cash and cash equivalents		3 197	(6 164)	4 679	(96 638)
Cash and cash equivalents					
– Net movement		3 197	(6 164)	4 679	(96 638)
– Balance at beginning of the year		26 011	32 978	321 309	427 656
– Decrease on discontinuation of operations		—	(803)	—	(9 709)
– Balance at end of the year		29 208	26 011	325 988	321 309
Consisting of –					
Cash and cash equivalents		29 208	34 011	325 988	420 133
Bank overdrafts		—	(8 000)	—	(98 824)
		29 208	26 011	325 988	321 309

Statement of changes in equity

Tradehold Limited and its subsidiaries for the year ended 28 February

	Share capital and premium	Foreign currency translation reserve	Surplus on revaluation of land and buildings	Capital redemption reserve fund	Retained income	Total
£'000						
Balance at 1 March 2003	84 804	7 761	4 400	21	(34 551)	62 435
– As reported	84 804	7 761	4 400	21	(34 426)	62 560
– Prior year adjustment					(125)	(125)
Foreign currency translation adjustments		(254)				(254)
Transfer to distributable reserves			(3 381)		3 381	—
Net loss for the year					(7 434)	(7 434)
Balance at 29 February 2004	84 804	7 507	1 019	21	(38 604)	54 747
Foreign currency translation adjustments		46				46
Transfer to distributable reserves			(290)		290	—
Net profit for the year					9 200	9 200
Balance at 28 February 2005	84 804	7 553	729	21	(29 114)	63 993
R'000						
Balance at 1 March 2003	1 019 845	254 865	71 848	236	(537 126)	809 668
– As reported	1 019 845	254 865	71 848	236	(535 506)	811 288
– Prior year adjustment					(1 620)	(1 620)
Foreign currency translation adjustments		(40 235)				(40 235)
Transfer to distributable reserves			(55 207)		55 207	—
Net loss for the year					(93 141)	(93 141)
Balance at 29 February 2004	1 019 845	214 630	16 641	236	(575 060)	676 292
Foreign currency translation adjustments		(64 023)				(64 023)
Transfer to distributable reserves			(4 731)		4 731	—
Net profit for the year					101 946	101 946
Balance at 28 February 2005	1 019 845	150 607	11 910	236	(468 383)	714 215

Notes to the annual financial statements

Tradehold Limited and its subsidiaries for the year ended 28 February

		2005 £'000	2004 £'000	2005 R'000	2004 R'000
I.	**Property, plant and equipment**				
I.I	Owned assets				
I.I.I	Machinery, equipment and vehicles				
	Cost	**4I 497**	53 536	**446 963**	56I 479
	Aggregate depreciation	**I5 467**	36 902	**I56 437**	356 004
		26 030	I6 634	**290 526**	205 475
I.I.2	Land and buildings				
	At cost or valuation	—	8 283	—	I02 243
	Aggregate depreciation	—	249	—	2 996
		—	8 034	—	99 247
I.I.3	Total	**26 030**	24 668	**290 526**	304 722
I.2	Leased assets				
I.2.I	Improvements to leasehold property				
	Cost	**24 878**	26 856	**259 240**	28I 220
	Amounts written off	**I4 I06**	I8 827	**I39 0I4**	I82 038
		I0 772	8 029	**I20 226**	99 I82
I.2.2	Land and buildings				
	Cost	**I 8I0**	2 293	**I9 442**	27 0I8
	Aggregate depreciation	**335**	336	**2 979**	2 843
		I 475	I 957	**I6 463**	24 I75
	A register containing details is available for inspection at the registered offices of Brown & Jackson plc.				
I.2.3	Total	**I2 247**	9 986	**I36 689**	I23 357
I.3	Total property, plant and equipment	**38 277**	34 654	**427 2I5**	428 079

		Machinery, equipment and vehicles	Improvements to leasehold property	Land and buildings
1.4	Reconciliation of book value (£'000)			
	Book value at beginning of the year	16 634	8 029	9 991
	Additions	14 018	4 079	—
	Disposals and scrappings	(288)	(527)	(435)
	Reclassified to investment properties	—	—	(8 034)
	Depreciation	(4 334)	(809)	(47)
	Book value at end of the year	26 030	10 772	1 475
1.5	Reconciliation of book value (R'000)			
	Book value at beginning of the year	205 475	99 182	123 422
	Additions	163 539	45 091	—
	Disposals and scrappings	(2 990)	(6 085)	(5 022)
	Reclassified to investment properties	—	—	(99 247)
	Depreciation	(48 868)	(10 512)	(543)
	Exchange rate differences	(26 630)	(7 450)	(2 147)
	Book value at end of the year	290 526	120 226	16 463

		2005 £'000	2004 £'000	**2005 R'000**	2004 R'000
2.	**Investment properties**				
2.1	At valuation	**15 620**	—	**174 335**	—
	A register containing details is available for inspection at the registered offices of Tradegro (UK) Ltd.				
2.2	Properties to the value of £2 045 000 (R22 824 245) were valued on 28 February 2005 by Stevens Scanlon, valuators holding recognised and relevant professional qualifications and who have recent experience in the valuation of industrial and retail properties. The remaining properties were internally valued on 28 February 2005. Internal valuations were either based on yields ranging from 6,8% to 9,5% or on offers received from willing buyers.				
	Investment properties with a book value of	**2 645**	—	**29 521**	—
	were vacant on 28 February 2005.				
2.3	Investment properties with a book value of	**5 945**	—	**66 352**	—
	serve as security for long-term loans (refer 10.2).				
2.4	Reconciliation of book value				
	Book value at beginning of the year	—		—	
	Reclassified from owner-occupied properties	8 034		99 247	
	Additions	8 387		95 443	
	Disposals and scrappings	(3 379)		(37 050)	
	Revaluation	2 578		28 964	
	Exchange rate differences	—		(12 269)	

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

		2005 £'000	2004 £'000	2005 R'000	2004 R'000
3.	**Investments**				
3.1	Consisting of –				
	Loans to directors (refer 3.2 & 3.3)	**978**	898	**10 926**	11 092
	Staff and other loans	**12 703**	11 958	**141 767**	147 716
		13 681	12 856	**152 693**	158 808
3.2	Loans to directors (£'000)	C H Wiese	C Moore	C Moore	Total
	Balance at beginning of the year	231	489	178	898
	Interest capitalised	25	29	19	73
	Increase at conversion	25	—	19	44
	Impairment	(21)	—	(16)	(37)
		260	518	200	978
3.3	Loans to directors (R'000)	C H Wiese	C Moore	C Moore	Total
	Balance at beginning of the year	2 850	6 044	2 198	11 092
	Interest capitalised	292	337	225	854
	Decrease at conversion	—	(594)	—	(594)
	Impairment	(241)	—	(185)	(426)
		2 901	5 787	2 238	10 926
	Currency of loan	SA Rand	Pound Sterling	SA Rand	
	Interest rate	8,4%	6,1%	8,4%	
	Repayment date	15/10/2011	31/07/2012	15/10/2011	

		2005 £'000	2004 £'000	2005 R'000	2004 R'000
4.	**Deferred taxation**				
4.1	Deferred taxation asset				
	Consisting of –				
	Provisions and other current liabilities	**3 824**	5 918	**42 679**	73 110
	Capital allowances	**(1 922)**	(924)	**(21 451)**	(11 414)
		1 902	4 994	**21 228**	61 696
4.2	Deferred taxation liability				
	Consisting of –				
	Increase in value of investment properties	**487**	—	**5 435**	—
4.3	Reconciliation of deferred taxation				
	Net asset at beginning of the year	**4 994**	4 324	**61 696**	56 074
	Charged to income statement	**(3 579)**	670	**(45 903)**	5 622
	Net asset at end of the year	**1 415**	4 994	**15 793**	61 696
5.	**Inventories**				
	Merchandise for resale	**39 734**	42 372	**443 471**	523 421

		2005 £'000	2004 £'000	2005 R'000	2004 R'000
6.	**Accounts receivable**				
	Trade accounts, less provision for doubtful debts	496	1 408	5 536	17 391
	Pre-payments and accrued income	6 142	6 123	68 550	75 636
	Other debit balances	3 737	5 109	41 708	63 111
		10 375	12 640	115 794	156 138
7.	**Ordinary share capital**				
7.1	Authorised:				
	600 000 000 ordinary shares of 0,1 cent each	48	48	600	600
7.2	Issued:				
	347 330 441 ordinary shares of 0,1 cent each	28	28	347	347

7.3 A maximum number of 1 000 000 shares in the authorised share capital of the company is reserved for issue to participants to the Tradehold Share Incentive Trust in equal parts on 26 September 2005, 26 September 2006 and 26 September 2007 at an issue price of R2,70 per share.

7.4 The unissued share capital is, until the forthcoming annual general meeting, under the control of the directors who may issue it on such terms and conditions as they in their discretion deem fit.

		2005 £'000	2004 £'000	2005 R'000	2004 R'000
8.	**Reserves**				
8.1	Non-distributable reserves	8 303	8 547	162 753	231 507
	Foreign currency translation reserve	7 553	7 507	150 607	214 630
	Surplus on revaluation of land and buildings	729	1 019	11 910	16 641
	Capital redemption reserve fund	21	21	236	236
8.2	Distributable reserve				
	Accumulated loss	(29 114)	(38 604)	(468 383)	(575 060)
		(20 811)	(30 057)	(305 630)	(343 553)
9.	**Preference share capital**				
9.1	Authorised:				
	255 000 000 non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each	21	21	255	255
9.2	Issued:				
	143 856 255 non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each	12	12	144	144

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

		2005 £'000	2004 £'000	2005 R'000	2004 R'000
9.3	The preference shares are not convertible into shares of any other class, are not entitled to participate in any profits of the company and no dividends may be declared or paid in respect of them. The holder of these shares is entitled to be present at any meeting of the company and is entitled on a poll to one vote in respect of every share held.				
	The preference shares are redeemable in relation to the extent which the shareholder disposes of his interest in ordinary shares in the company. All issued preference shares are fully redeemable should the shareholder's interest in ordinary shares become less than 10%.				
9.4	The unissued share capital is under the control of the directors who may issue it on predetermined terms under certain circumstances. Full particulars are available for inspection at the registered office of the company.				
10.	**Long-term loans**				
10.1	Secured				
	Repayable quarterly over 2 years from September 2005 and interest-bearing at 3 month LIBOR plus 1,15%	2 150	—	23 996	—
	Repayable quarterly over 2 years from September 2005 and interest-bearing at 6,31%	2 150	—	23 996	—
		4 300	—	47 992	—
10.2	The above loans are secured by a fixed charge over investment properties with a book value of	5 945	—	66 352	—
11.	**Other non-current liabilities**				
11.1	Provision for dilapidation clauses in lease agreements				
	Balance at beginning of the year	13 274	16 207	163 974	210 172
	Raised during the year	1	477	11	5 295
	Utilised during the year	(2 168)	(3 410)	(40 020)	(51 493)
	Balance at end of the year	11 107	13 274	123 965	163 974
11.2	Provision for store closure costs				
	Balance at beginning of the year	363	859	4 484	11 140
	Raised during the year	712	—	7 947	—
	Utilised during the year	(314)	(496)	(3 937)	(6 656)
	Balance at end of the year	761	363	8 494	4 484

		2005 £'000	2004 £'000	2005 R'000	2004 R'000
11.3	Other provisions				
	Balance at beginning of the year	3 910	4 490	48 298	58 226
	Raised during the year	—	1 277	—	15 172
	Utilised during the year	(3 786)	(1 857)	(46 914)	(25 100)
	Balance at end of the year	124	3 910	1 384	48 298
11.4	Total provisions				
	Balance at beginning of the year	17 547	21 556	216 756	279 538
	Raised during the year	713	1 754	7 958	20 467
	Utilised during the year	(6 268)	(5 763)	(90 871)	(83 249)
	Balance at end of the year	11 992	17 547	133 843	216 756
12.	**Trade and other payables**				
	Trade creditors	18 725	23 797	208 990	293 963
	Other creditors and accrued expenses	22 974	26 740	256 410	330 322
	Taxation payable	1 525	1 808	17 017	22 331
		43 224	52 345	482 417	646 616
13.	**Operating profit**				
13.1	Determined after taking into account the following expenditure:				
	Staff costs (refer 13.2)	43 173	49 508	498 506	598 948
	Depreciation of property, plant and equipment	5 190	4 883	59 923	59 080
	Operating lease – buildings	27 659	32 062	319 373	387 883
	Lease payments	27 530	33 026	317 884	399 546
	Contingent rents	851	—	9 826	—
	Sublease payments	(722)	(964)	(8 337)	(11 663)
	Operating lease – plant and machinery	1 238	1 227	14 295	14 847
	Foreign exchange profits	(2 760)	(2 025)	(33 468)	(24 644)
	Auditors' remuneration	163	225	1 879	2 727
	Audit fees – for this period	128	168	1 474	2 036
	– under/(over)provided in the previous year	10	(24)	116	(288)
	Fees for other services	25	81	289	979
	Fees paid for outside services	1 200	1 069	13 990	12 942
	Administrative	431	712	5 101	8 618
	Technical	764	352	8 827	4 263
	Secretarial	5	5	62	61
	Fair value adjustment on investment properties	(2 578)	—	(28 965)	—
	(Profit)/loss on sale and scrapping of property, plant and equipment	(982)	269	(11 342)	3 254

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

13.2 Employees	2005 Number	2004 Number
The average monthly number of employees during the year (including executive directors) was made up as follows:		
Office and management	**237**	236
Retail outlets	**4 857**	5 091
Warehousing and distribution	**220**	233
	5 314	5 560

	2005 £'000	2004 £'000	2005 R'000	2004 R'000
Staff costs during the period amounted to				
Wages and salaries	**40 195**	46 449	**464 123**	561 940
Social security costs	**2 760**	2 622	**31 870**	31 721
Other pension costs	**218**	437	**2 513**	5 287
	43 173	49 508	**498 506**	598 948
13.3 Directors' remuneration				
13.3.1 Non-executive directors	**47**	17	**546**	203
Executive directors	**365**	1 002	**4 208**	12 127
	412	1 019	**4 754**	12 330

£'000	Basic remuneration	Fees	Management company fees	2005 Total	2004 Total
13.3.2 Non-executive directors					
G Bernard	—	17	—	**17**	17
C Stassen	—	30	—	**30**	—
	—	47	—	**47**	17
13.3.3 Executive directors					
C Moore	215	—	—	**215**	213
C H Wiese	—	55	95	**150**	137
C Stassen	—	—	—	—	652
	215	55	95	**365**	1 002
R'000					
13.3.4 Non-executive directors					
G Bernard	—	200	—	**200**	203
C Stassen	—	346	—	**346**	—
	—	546	—	**546**	203
13.3.5 Executive directors					
C Moore	2 482	—	—	**2 482**	2 583
C H Wiese	—	631	1 095	**1 726**	1 658
C Stassen	—	—	—	—	7 886
	2 482	631	1 095	**4 208**	12 127

13.3.6 Share options granted to directors	Number of options	Issue date	Issue price (R)	Expiry date	Total options outstanding
C H Wiese	1 000 000	26/09/2002	2,70	26/09/2012	1 000 000

	2005 £'000	2004 £'000	**2005 R'000**	2004 R'000
14. Exceptional items				
Net recovery of previous write-offs on disposal/ liquidation of subsidiaries	**2 634**	1 212	**30 520**	14 972
Rights issue costs and loss on change of interest in subsidiary	**(1 279)**	(53)	**(15 483)**	(302)
Relocation expenditure	**(1 290)**	—	**(14 895)**	—
Profit on disposal of fixed property	**591**	293	**6 824**	3 484
Loss on discontinuation of operations	**—**	(1 769)	**—**	(21 852)
Store closure and impairment provisions	**—**	(1 174)	**—**	(14 502)
Other	**—**	(469)	**—**	(5 750)
	656	(1 960)	**6 966**	(23 950)
Minority interest	**191**	(152)	**2 510**	(1 806)
	847	(2 112)	**9 476**	(25 756)
15. Taxation				
15.1 Classification – Foreign taxation	**3 477**	(976)	**38 286**	(13 981)
15.2 Consisting of –				
Current taxation	**883**	(312)	**2 875**	(8 432)
Prior year taxation	**(985)**	6	**(10 492)**	73
Deferred taxation	**3 579**	(670)	**45 903**	(5 622)
	3 477	(976)	**38 286**	(13 981)
15.3 Reconciliation of tax rate				
South African normal tax rate	**30,0**	30,0	**30,0**	30,0
Net adjustment	**(9,6)**	(20,1)	**(9,5)**	(19,1)
Exceptional items	**(1,2)**	(5,7)	**(1,1)**	(5,5)
Exempt income/non-deductible expenses	**(1,9)**	(6,7)	**(2,0)**	(6,4)
Creation of tax losses	**—**	(7,3)	**—**	(6,8)
Other adjustments	**(0,7)**	(0,3)	**(0,8)**	(0,3)
Prior year taxation	**(5,8)**	(0,1)	**(5,6)**	(0,1)
Effective tax rate	**20,4**	9,9	**20,5**	10,9

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

		2005 £'000	2004 £'000	2005 R'000	2004 R'000
15.4	Credits in respect of secondary tax on companies (STC) at year-end	1 615	1 459	18 025	18 025
	The utilisation of the STC relief of	202	182	2 253	2 253
	calculated at current rates is dependent on the future distribution of dividends in the companies concerned.				
	The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.				
16.	**Minority interest**				
	Resulting from –				
	Normal activities	4 521	(1 632)	49 238	(22 587)
	Exceptional items	(191)	152	(2 510)	1 806
		4 330	(1 480)	46 728	(20 781)
17.	**Earnings per share**				
17.1	Before exceptional items:				
	Based on net profit/(loss) of	8 353	(5 322)	92 470	(67 385)
	and the number of shares in issue of ('000)	347 330	347 330	347 330	347 330
17.2	After exceptional items:				
	Based on net profit/(loss) of	9 200	(7 434)	101 946	(93 141)
	and the number of shares in issue of ('000)	347 330	347 330	347 330	347 330
17.3	Headline earnings:				
	Based on headline earnings of	4 395	(6 820)	47 262	(85 953)
	Net profit/(loss)	9 200	(7 434)	101 946	(93 141)
	Attributable exceptional items	(1 571)	343	(17 831)	3 904
	Fair value adjustment on investment properties after taxation and minority interest	(1 777)	—	(20 027)	—
	(Profit)/loss on sale and scrapping of property, plant and equipment after taxation and minority interest	(1 457)	271	(16 826)	3 284
	and the number of shares in issue of ('000)	347 330	347 330	347 330	347 330

	2005 £'000	2004 £'000	2005 R'000	2004 R'000
18. Cash flow information				
18.1 Non-cash items				
Depreciation	5 190	4 883	59 923	59 080
(Profit)/loss on sale and scrapping of property, plant and equipment	(982)	269	(11 342)	3 254
Surplus on revaluation of land and buildings	(2 578)	—	(28 964)	—
Foreign currency translation differences	46	(254)	(2 086)	(10 394)
	1 676	4 898	17 531	51 940
18.2 Increase in working capital				
Inventories	2 638	(18 804)	79 950	(211 598)
Accounts receivable	2 265	(5 099)	40 344	(78 889)
Non-current liabilities	(5 555)	(5 183)	(82 913)	(77 284)
Creditors, accrued expenses and provisions	(9 121)	7 936	(164 199)	62 032
	(9 773)	(21 150)	(126 818)	(305 739)
18.3 Taxation paid				
Taxation per income statement	(3 477)	976	(38 286)	13 981
Decrease in taxation payable	(283)	(2 016)	(5 314)	(27 371)
Change in deferred taxation	3 579	(670)	45 903	(5 622)
Foreign currency translation differences	—	—	(4 393)	—
	(181)	(1 710)	(2 090)	(19 012)
18.4 Investment activities				
Acquisition of property, plant and equipment	(26 484)	(15 419)	(304 073)	(189 770)
Proceeds on disposal of property, plant and equipment	6 202	28 607	69 313	356 229
Purchase of shares in listed subsidiary	(1 157)	(357)	(12 913)	(4 273)
Proceeds on liquidation of subsidiaries	—	7 105	—	116 011
Other investment activities	(541)	752	(6 969)	14 723
	(21 980)	20 688	(254 642)	292 920
19. Capital commitments				
Contracted for	—	2 641	—	32 624
Not contracted for	2 032	64	22 679	791
	2 032	2 705	22 679	33 415

The above commitments are in respect of the 12 months after the accounting date. Funds to meet this expenditure will be provided from the company and group's own resources and by borrowings.

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

	2005 £'000	2004 £'000	2005 R'000	2004 R'000
20. Operating leases				
20.1 The group's minimum commitments in respect of non-cancellable operating leases are as follows:				
Payable within 1 year	404	879	4 509	10 858
Payable thereafter, but within 5 years	1 435	2 102	16 016	25 966
Payable after 5 years	28 067	26 761	313 256	330 579
	29 906	29 742	333 781	367 403
20.2 Total future sublease payments	1 544	4 636	17 233	57 269

20.3 Lease agreements are entered into over periods ranging from 12 months to 23 years.

21. Contingent liabilities

21.1 The group has assigned a number of leasehold properties to third parties. These leases all expire between 1 year and 18 years. The maximum potential rent liability under these leases amounts to £14,1 million or R157,4 million (2004: £14,1 million or R174,4 million).

21.2 As at 28 February 2005 the group had guarantees in respect of UK customs and excise duty deferment of £0,5 million or R5,6 million (2004: £0,5 million or R6,2 million) and a stand-by letter of credit given to a supplier of £0,8 million or R8,4 million (2004: £0,6 million or R6,8 million).

22. Borrowing powers

In terms of the articles of association of the company, the borrowing powers of Tradehold Limited are unlimited.

23. Financial risk management

The group's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates and interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The operating businesses use derivative financial instruments such as foreign exchange contracts to hedge certain exposures relating to trade and other payables denominated in foreign currencies.

Risk management policies are approved by the Boards of operating subsidiaries.

23.1 Foreign exchange risk

The group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US Dollar, the Hongkong Dollar and the Euro. Forward contracts are used to hedge exposures to foreign currency risk in respect of foreign liabilities.

Foreign exchange contracts are not used for speculative purposes. There were no uncovered currency exposures in respect of foreign liabilities at 28 February 2005. At year-end the group held forward foreign exchange contracts in the amount of £7,3 million or R81,6 million (US$14,0 million) expiring between 17 March 2005 and 14 July 2005.

23.2 Interest rate risk

The group's income and operating cash flows are exposed to interest rate risk due to the extent of borrowings and market related interest rate arrangements, with the exception of debt of £2,2 million or R24,0 million (2004: nil) bearing interest at a fixed rate of 6,31%.

23.3 Credit risk

Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of credit risk has been included. Funds are only invested with financial institutions with acceptable credit ratings. The group has policies that limit the exposure to any one financial institution.

23.4 Liquidity risk

The group has no risk of illiquidity due to unutilised banking facilities of £22,0 million or R245,5 million (2004: £15,0 million or R185,3 million) and unlimited borrowing powers.

23.5 Fair value estimation

The book value of financial instruments approximate the fair values thereof.

24. Related parties

Related party relationships exist between the company, its subsidiaries and the directors of the company. All intergroup transactions have been eliminated in the annual financial statements and there are no other material transactions with related parties. Details of the remuneration of the directors and their shareholding are disclosed elsewhere in the annual financial statements.

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

25. Retirement benefits

The group administers a number of defined contribution schemes and makes contributions to the personal pension plans of certain directors and senior personnel. These contributions are charged to income.

The most significant scheme is a defined contribution scheme, the Poundstretcher Limited 1997 Group Personal Pension Plan.

26. Share incentive scheme

26.1 In terms of the rules of the Tradehold Share Incentive Trust the trustees are empowered to acquire and allocate shares and to grant share options, which in total may not exceed 10% of the issued share capital of the company.

26.2 At 28 February 2005 the trustees of the Tradehold Share Incentive Trust had 3 706 307 shares and share options under their control. There were no movements during the accounting period.

Balance sheet

Tradehold Limited at 28 February

	Notes	2005 £'000	2004 £'000	2005 R'000	2004 R'000
ASSETS					
Non-current assets		92 127	83 440	1 028 285	1 031 196
Equipment	(a)	14	19	153	236
Interest in subsidiaries	(b)	92 113	83 421	1 028 132	1 030 960
Current assets		30	87	345	1 074
Accounts receivable		20	81	231	1 004
Cash and cash equivalents		10	6	114	70
Total assets		92 157	83 527	1 028 630	1 032 270
EQUITY AND LIABILITIES					
Ordinary shareholders' equity		91 783	83 234	1 024 442	1 028 657
Share capital	7	28	28	347	347
Share premium		84 776	84 776	1 019 498	1 019 498
Reserves	(c)	6 979	(1 570)	4 597	8 812
Preference share capital	9	12	12	144	144
Current liabilities		362	281	4 044	3 469
Amount owing to subsidiary		256	183	2 857	2 262
Creditors and accrued expenses		106	98	1 187	1 207
Total equity and liabilities		92 157	83 527	1 028 630	1 032 270

Income statement

Tradehold Limited for the year ended 28 February

	Notes	2005 £'000	2004 £'000	2005 R'000	2004 R'000
Income		67	—	769	1
Fees		67	—	768	—
Interest		—	—	1	1
Expenditure		452	596	5 212	7 207
Auditors' remuneration		3	21	37	255
Directors' remuneration		52	85	600	1 028
Depreciation		5	4	58	54
Fees paid for outside services					
– secretarial		5	5	62	61
– administrative		223	324	2 580	3 916
– technical		21	19	246	226
Interest paid		2	—	23	—
Operating lease – buildings		27	27	316	328
Staff costs		34	33	392	399
Other		80	78	898	940
Loss before exceptional item		(385)	(596)	(4 443)	(7 206)
Exceptional item: Foreign currency translation difference		8 934	4 001	38	(38)
Profit/(loss) before taxation		8 549	3 405	(4 405)	(7 244)
Taxation	(d)	—	—	—	—

Cash flow statement

Tradehold Limited for the year ended 28 February

	Notes	2005 £'000	2004 £'000	2005 R'000	2004 R'000
Cash flow from operations		(311)	(574)	(3 379)	(6 983)
Operational expenditure		(383)	(596)	(4 421)	(7 207)
Decrease in working capital	(e)	69	18	753	207
Non-cash items					
– Depreciation		5	4	58	54
– Foreign currency translation differences		—	—	253	(38)
Investment income		—	—	1	1
Interest paid		(2)	—	(23)	—
Investment activities		242	397	2 828	4 791
Purchase of equipment		—	(23)	—	(290)
Decrease in amounts owing by subsidiaries		242	420	2 828	5 081
Net cash flow		(69)	(177)	(551)	(2 192)
Financing activities					
Debt raised		73	183	595	2 262
Net movement in cash and cash equivalents		4	6	44	70
Cash and cash equivalents					
– Net movement		4	6	44	70
– Balance at beginning of the year		6	—	70	—
– **Balance at end of the year**		10	6	114	70

Statement of changes in equity

Tradehold Limited for the year ended 28 February

	Share capital and premium	Foreign currency translation reserve	Capital redemption reserve fund	Retained income	Total
£'000					
Balance at 1 March 2003	84 804	—	21	(4 996)	79 829
Net profit for the year				3 405	3 405
Balance at 29 February 2004	84 804	—	21	(1 591)	83 234
Net profit for the year				8 549	8 549
Balance at 28 February 2005	84 804	—	21	6 958	91 783
R'000					
Balance at 1 March 2003	1 019 845	—	236	15 820	1 035 901
Net loss for the year				(7 244)	(7 244)
Balance at 29 February 2004	1 019 845	—	236	8 576	1 028 657
Foreign currency translation adjustments		190			190
Net loss for the year				(4 405)	(4 405)
Balance at 28 February 2005	1 019 845	190	236	4 171	1 024 442

Notes to the annual financial statements

Tradehold Limited for the year ended 28 February

		2005 £'000	2004 £'000	2005 R'000	2004 R'000
(a)	**Equipment**				
	Cost	**23**	23	**265**	290
	Aggregate depreciation	**9**	4	**112**	54
		14	19	**153**	236
(b)	**Interest in subsidiaries**				
	Consisting of –				
	Shares in Tradegro Holdings Ltd at cost	**1**	1	**1**	1
	Amount owing by Tradegro Holdings Ltd	**92 449**	83 757	**1 031 834**	1 034 662
	Provision against interest in subsidiaries	**(337)**	(337)	**(3 703)**	(3 703)
		92 113	83 421	**1 028 132**	1 030 960
(c)	**Reserves**				
(c).1	Non-distributable reserve	**21**	21	**426**	236
	Capital redemption reserve fund	**21**	21	**236**	236
	Foreign currency translation reserve	**—**	—	**190**	—
(c).2	Distributable reserve				
	Retained income/(accumulated loss)	**6 958**	(1 591)	**4 171**	8 576
		6 979	(1 570)	**4 597**	8 812
(d)	**Taxation**				
(d).1	Reconciliation of taxation				
	South African normal taxation on profit/(loss) before taxation	**2 565**	1 022	**(1 322)**	(2 173)
	Net adjustment	**(2 565)**	(1 022)	**1 322**	2 173
	Exceptional items	**(2 680)**	(1 200)	**(11)**	11
	Non-deductible expenses	**115**	178	**1 333**	2 162
		—	—	**—**	—
(d).2	Credits in respect of secondary tax on companies (STC) at year-end	**1 615**	1 459	**18 025**	18 025
	The utilisation of the STC relief of	**202**	182	**2 253**	2 253

calculated at current rates is dependent on the future distribution of dividends.

The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.

		2005 £'000	2004 £'000	2005 R'000	2004 R'000
(e)	**Cash flow information**				
	Decrease in working capital				
	Accounts receivable	**61**	(69)	**773**	(849)
	Creditors and accrued expenses	**8**	87	**(20)**	1 056
		69	18	**753**	207

Interest in subsidiaries

	Issued share capital £	Percentage shares held by group 2005 %	2004 %
Brown & Jackson plc			
– Variety retail			
Brown & Jackson plc	28 721 014	**54**	54
Poundstretcher Ltd	800 109	**54**	54
Instore Group Ltd	4 100 000	**54**	54
Instore Retailing Ltd	11 100	**54**	54
Tradegro (UK) Ltd			
– Investments			
Tradegro (UK) Ltd	2	**100**	100
Moorgarth Group Ltd	100	**85**	100
Other			
– Investments			
Tradegro Ltd	48 486 159	**100**	100
Moorgarth Properties (Luxemburg) Sarl	10 000	**85**	—

Note: General information in respect of subsidiaries as required in terms of paragraphs 69 and 70 of the Fourth Schedule to the South African Companies Act is set out in respect of only those subsidiaries, the financial position or result of which are material for a proper appreciation of the affairs of the group. A full list of subsidiaries is available on request.

Segmental analysis

Tradehold Limited and its subsidiaries for the year ended 28 February

	Revenue		Operating profit		Depreciation		Attributable profit before exceptional items		Total assets		Total liabilities		Capital expenditure	
	2005 £'m	2004 £'m	**2005 £'m**	2004 £'m	**2005 £'m**	2004 £'m	**2005 £'m**	2004 £'m	**2005 £'m**	2004 £'m	**2005 £'m**	2004 £'m	**2005 £'m**	2004 £'m
Variety retail														
Brown & Jackson	**276**	280	**12**	(5)	**5**	4	**5**	(2)	**103**	92	**52**	75	**18**	15
Discontinued operations	**—**	33	**—**	(3)	**—**	1	**—**	(3)	**—**	—	**—**	—	**—**	—
Financing and investments	**—**	—	**3**	(1)	**—**	—	**3**	—	**46**	50	**9**	4	**8**	—
Total	**276**	313	**15**	(9)	**5**	5	**8**	(5)	**149**	142	**61**	79	**26**	15
	2005 R'm	2004 R'm	**2005 R'm**	2004 R'm	**2005 R'm**	2004 R'm	**2005 R'm**	2004 R'm	**2005 R'm**	2004 R'm	**2005 R'm**	2004 R'm	**2005 R'm**	2004 R'm
Variety retail														
Brown & Jackson	**3 175**	3 374	**127**	(65)	**60**	49	**54**	(27)	**1 153**	1 140	**582**	920	**209**	189
Discontinued operations	**—**	403	**—**	(41)	**—**	10	**—**	(41)	**—**	—	**—**	—	**—**	1
Financing and investments	**—**	—	**37**	(6)	**—**	—	**38**	1	**508**	608	**101**	51	**95**	—
Total	**3 175**	3 777	**164**	(112)	**60**	59	**92**	(67)	**1 661**	1 748	**683**	971	**304**	190

TRADEHOLD LIMITED
Registration number 1970/009054/06
Incorporated in the Republic of South Africa
JSE Code: TDH ISIN: ZAE000026902

Form of proxy

To be completed by certificated shareholders and dematerialised shareholders with own name registration only.

For use at the annual general meeting of members to be held at 09:30 on Friday, 5 August 2005 in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria 7493.

Shareholders who have dematerialised their shares with a CSDP or broker, other than with own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

I/We (full names and surname in block letters) ______________________________

of (full address) ______________________________

____

as a member of Tradehold Limited, being the registered holder of __________ shares in the company, hereby appoint:

1. ______________________________ or

2. ______________________________ or

3. THE CHAIRMAN OF THE MEETING

as my/our proxy to attend, speak and vote on my/our behalf, as indicated below at the annual general meeting of shareholders of Tradehold Ltd to be held at 09:30 on 5 August 2005 and at any adjournment thereof:

Indicate with an X in the appropriate block:

Ordinary resolutions		**In favour of**	**Against**	**Abstain**
Adoption of the annual financial statements	1.			
Confirmation of the directors remuneration	2.			
Re-appointment of Mr C Stassen to the Board	3.			
Re-appointment of Dr C H Wiese to the Board	4.			
Placing the shares under the control of the directors	5.			
General authority to directors to issue shares for cash	6.			
Special resolution – general authority to directors to repurchase the company's shares				

Signed at ______________________ this ______________ day of ______________ 2005

Signature ______________________

Capacity and authorisation (see note 3)

NOTES:

1. A member entitled to attend and vote at the annual general meeting shall be entitled to appoint one or more persons, who need not be members of the company as his proxy to attend and speak, to vote or abstain, in his place at such general meeting.
2. If a proxy form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.
3. If the proxy is signed under power of attorney or on behalf of a company, such power or authority, unless previously registered with the company, must accompany it.
4. Shareholders who have dematerialised their shares with a CSDP or stockbroker, other than own name registration, must arrange with the CSDP or stockbroker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or stockbroker concerned.
5. Any alteration to the form of proxy must be signed, not initialled.
6. Where there are joint holders of shares and if more than one of such joint holders is present or represented, then the person whose name appears first in the register in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.
7. The completion and lodging of this form of proxy will not preclude the signatory from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.
8. Proxies must reach the company secretary at his office at 36 Stellenberg Road, Parow Industria 7493 (P O Box 6100, Parow East 7501) at least 48 hours before commencement of the meeting.

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